Templeton Global Income Fund
NYSE Ticker: GIM

Dear Fellow Shareholder,   March 23, 2021

Saba Capital is the largest shareholder of the Templeton Global Income Fund (ticker: GIM), and like you we are disappointed by the fund constantly trading for less than its full value.

We are an investment adviser specializing in investing in closed-end funds. Over the past half-decade we have fought for the interests of closed-end fund investors and we are very proud of our track record. Saba Capital has successfully advocated for improved corporate governance, lower expense ratios and reduced discounts to NAV. To date, **Saba's actions have led to hundreds of millions in trapped value being returned to shareholders like you.**

Your Fund's Actual Value[i]
$5.88



Your Fund's Current Stock Price
$5.33

THERE IS $74 MILLION OF TRAPPED SHAREHOLDER MONEY[ii]

Please vote the GOLD proxy card today so we can increase the share price of your fund in the short-term and long-term.

Sincerely,

Saba Capital Management

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[i] "Actual Value" is defined as the "Net Asset Value" or "NAV"
[ii] Data as of 3/22/2021